Notice of Exempt Solicitation

NAME OF REGISTRANT: Eli Lilly and Company

NAME OF PERSON RELYING ON EXEMPTION: CommonSpirit Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N. Geyer Rd., St. Louis, MO 63131

Eli Lilly and Company

Vote FOR: Item #9

Annual Meeting: May 6, 2024

Contact: Laura Krausa • CommonSpirit Health • laura.krausa@commonspirit.org

Introduction

April 3, 2024

To Fellow Eli Lilly Stockholders:

CommonSpirit Health, along with co-filers Grand Rapids Dominicans; Sisters of St. Joseph of Peace, WA; Bon Secours Mercy Health; Daughters of Charity, Province of St. Louis; and Providence St. Joseph Health (together, the “Proponents”), are urging stockholders to vote FOR Item #9, (the Proposal”), at the Eli Lilly and Company (“Lilly” or the “Company”) stockholder meeting on May 6, 2024.

The Proposal calls on Lilly’s board to adopt a comprehensive human rights policy, referencing internationally recognized human rights standards, that applies to both its own operations and its suppliers that includes the right to health and establishes a process to identify, prevent, mitigate, and remedy adverse human rights impacts, above and beyond supplier audits.

Rationale for a FOR Vote

We believe the Proposal would:

●	Codify Lilly’s commitment to the right to health and access to medicine
●	Ground Lilly’s access to medicine initiatives in the human rights principles of equality and non-discrimination, transparency, participation, and accountability
●	Establish a human rights due diligence process by which Lilly can identify, prevent, mitigate, and remedy adverse human rights impacts it causes or to which it contributes

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Discussion

The right to health is enshrined in international human rights principles:

●	The Universal Declaration of Human Rights (“UDHR”) states, “Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including . . . medical care.”[1]
●	Article 12.1 of the International Covenant on Economic, Social, and Cultural Rights (“ICESCR”) “recognize[s] the right of everyone to the enjoyment of the highest attainable standard of physical and mental health.”[2]
●	The World Health Organization’s Constitution states, “The enjoyment of the highest attainable standard of health is one of the fundamental rights of every human being without distinction of race, religion, political belief, economic or social condition.”[3]

According to the U.N. Special Rapporteur on the right to health (the “Special Rapporteur”), “[t]he issue of access to medicines is a fundamental component of the full realization of the right to health. Medical care in the event of sickness and the prevention, and treatment and control of diseases, depends largely on timely and appropriate access to quality medicines. . . . From a human rights perspective, access to medicines is intrinsically linked with the principles of equality and non-discrimination, transparency, participation, and accountability.”4

Pharmaceutical companies “ha[ve] an indispensable role to play in relation to the right to health and access to medicines,” but their policies have been cited as a barrier to access.5 The Special Rapporteur’s “Human Rights Guidelines for Pharmaceutical Companies in Relation to Access to Medicines” (the “Guidelines”) recommend that pharmaceutical firms “should adopt a human rights policy statement which expressly recognises the importance of human rights generally, and the right to the highest attainable standard of health in particular” and “should integrate human rights, including the right to the highest attainable standard of health, into the strategies, policies, programmes, projects and activities of the company.” 6

Specifically, the Guidelines urge that pharmaceutical companies should “be as transparent as possible” with regard to access to medicines; “disclose all current advocacy and lobbying positions, and related activities, at the regional, national and international levels, that impact or may impact upon access to medicines”; and “consider all the arrangements at its disposal with a view to ensuring that its medicines are affordable to as many people as possible.”7

In 2022, the General Assembly of the World Health Organization established the goal that “100% of people with type 1 diabetes have access to affordable insulin and blood glucose self-monitoring” by 2030.8 9

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1 https://www.ohchr.org/en/human-rights/universal-declaration/translations/english

2 www.ohchr.org/en/instruments-mechanisms/instruments/international-covenant-economic-social-and-cultural-rights; https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7605313

3 https://www.who.int/about/accountability/governance/constitution

4 https://www.ohchr.org/en/special-procedures/sr-health/access-medicines-and-right-health

5 SYMPOSIUM ARTICLE: Human Rights Responsibilities of Pharmaceutical Companies in Relation to Access to Medicines, 40 J.L. Med. & Ethics 220 (Summer 2012)

6 https://www.ohchr.org/Documents/Issues/Health/GuidelinesForPharmaceuticalCompanies.doc, paras 1-2

7 Guidelines, paras. 6, 17, 33

8 https://www.who.int/news-room/feature-stories/detail/first-ever-global-coverage-targets-for-diabetes-adopted-at-the-75-th-world-health-assembly

9https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10141427/

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.

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We believe that viewing the right to health and access to medicine through a human rights lens would help strengthen Lilly’s access commitments and bring Lilly’s record on access in line with peers. Lilly ranked last of the 20 global pharmaceutical firms assessed in the 2022 Access to Medicine Index, the most recent available.10 The Access to Medicine Index “evaluates and compares 20 of the world’s leading research-based pharmaceutical companies according to their efforts to improve access to medicine in [low- and middle-income countries],”11 which is consistent with Lilly’s focus on “people living in communities with limited resources,” as described in the Statement in Opposition.

On specific rating components, Lilly had the lowest score on “Product Delivery” and the second-lowest score on “Governance of Access”; its “Research & Development” score fell in the bottom five.12 The 2022 Access to Medicine Index report faulted Lilly for lack of transparency--“The company chooses not to disclose information across a range of issues, nor to make relevant information available in the public domain”13—and for its lack of a “systematic framework” for access planning for all new products, which three-quarters of the ranked companies had.14

Human rights due diligence is necessary to implement a commitment to respect the right to health. The United Nations Guiding Principles on Business and Human Rights provide that businesses need three elements to meet their responsibility to respect human rights: a policy commitment to respect human rights; a “human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights”; and a process for remedying adverse human rights impacts.15

Identifying potential impacts involves “assessing the human rights context prior to a proposed business activity, where possible; identifying who may be affected; cataloguing the relevant human rights standards and issues; and projecting how the proposed activity and associated business relationships could have adverse human rights impacts on those identified.”16 For branded pharmaceutical firms, policies on patenting, licensing, and pricing can cause adverse impacts.17 According to the former Special Rapporteur, “The patent holder of a life-saving medicine has a human rights responsibility to take all reasonable steps to ensure that the medicine is accessible to all social groups.”18 In our view, a human rights due diligence process would serve as an accountability mechanism allowing Lilly to determine “which health policies and practices are working and which are not, and why, with the objective of improving the realization of the right to health for all.”19

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10 Report (hereinafter, “Access to Medicine Report”) can be downloaded at https://accesstomedicinefoundation.org/resource/2022-access-to-medicine-index, pp.7, 12

11 Access to Medicine Report, p.5

12 Access to Medicine Report, p.13

13 Access to Medicine Report, p.14

14 Access to Medicine Report, p.70

15 United Nations Human Rights Office of the High Commissioner, United Nations Guiding Principles on Business and Human Rights, at 16 (2011) (hereinafter, “UNGPs”) (available at https://www.ohchr.org/documents/publications/GuidingprinciplesBusinesshr_eN.pdf)

16 UNGPs, at 19.

17 SYMPOSIUM ARTICLE: Human Rights Responsibilities of Pharmaceutical Companies in Relation to Access to Medicines, 40 J.L. Med. & Ethics 220, p.228 (Summer 2012)

18 SYMPOSIUM ARTICLE: Human Rights Responsibilities of Pharmaceutical Companies in Relation to Access to Medicines, 40 J.L. Med. & Ethics 220, p.228 (Summer 2012)

19 SYMPOSIUM ARTICLE: Human Rights Responsibilities of Pharmaceutical Companies in Relation to Access to Medicines, 40 J.L. Med. & Ethics 220, p.226 (Summer 2012)

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.

4

Lilly has neither a human rights policy recognizing the right to health nor a human rights due diligence process. In its Statement in Opposition to the Proposal, Lilly points to its Supplier Code of Conduct (the “Code”), but the Code applies only to suppliers, not to Lilly’s own business, and is silent on the right to health. Lilly also touts its commitment to the U.N. Global Compact’s Ten Principles. Those principles cover several important subjects, including labor rights, environmental responsibility, and anti-corruption. They do not, however, mention the right to health or access to medicines.20

Lilly has come under tremendous scrutiny for the price of its medicines, especially insulin. Lilly argues that its “many actions [taken] over the years to increase insulin access and affordability around the world” make the policy requested in this Proposal unnecessary. We disagree. According to T1 International, a leading advocacy group for people living with diabetes, manufacturer-sponsored cost sharing programs like “$35 insulin caps” can be “onerous and challenging for prescribers and pharmacists to use,” change frequently, and require patients to allow their data to be used for direct-to-patient marketing.21 Lilly markets branded products other than insulin, such as its blockbuster Type 2 diabetes drug Mounjaro; a human rights perspective could inform Lilly’s approach to access to drugs other than insulin.

In sum, none of Lilly’s existing policies are an adequate substitute for a human rights policy that includes respect for the human right to health. Viewing business activities through the lens of that human right would, we believe, ground Lilly’s access to medicine initiatives in the human rights principles of equality and non-discrimination, transparency, participation, and accountability and could foster a more holistic approach to access. Nor do Lilly’s policy commitments incorporate a human rights due diligence process, which would provide a systematic framework for identifying, preventing, mitigating and remedying adverse human rights impacts Lilly causes or to which Lilly contributes.

If you have any questions, please contact Laura Krausa at laura.krausa@commonspirit.org.

 Vote “FOR” on Shareholder Proposal #9, “[tk]”

at the Lilly annual general meeting on May 6, 2024.

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

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20 https://unglobalcompact.org/what-is-gc/mission/principles

21 https://www.t1international.com/blog/2024/01/11/promised-price-cuts-not-cutting-it-there-no-35-price-cap-insulin/

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.